UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                               GLOBAL ePOINT, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   00037940U1
                                 (CUSIP Number)

                                 August 5, 2004
             (Date of Event Which Requires Filing of this Statement)

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

                                  SCHEDULE 13G

--------------------                                          ------------------
CUSIP No. 00037940U1                                          Page 2 of 13 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.                                EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          346,106
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            346,106
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     346,106
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.87%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------                                          ------------------
CUSIP No. 00037940U1                                          Page 3 of 13 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund III, L.P.                             EIN:32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          397,654
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            397,654
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     397,654
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.30%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------                                          ------------------
CUSIP No. 00037940U1                                          Page 4 of 13 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          729,032
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            729,032
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     729,032
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.05%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------                                          ------------------
CUSIP No. 00037940U1                                          Page 5 of 13 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Advisory Group, LLC                                EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,192,005, some of which are held by Mercator
                    Momentum Fund and Mercator Momentum Fund III
                    (together, the "Funds"), some of which are owned by
                    Monarch Pointe Fund, Ltd. ("MPF"), and some of
                    which are owned by Mercator Advisory Group, LLC
                    ("MAG"). MAG is the general partner of the Funds
                    and controls the investments of MPF.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH 1,192,005, some of which are held by the Funds, some by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,192,005
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------                                          ------------------
CUSIP No. 00037940U1                                          Page 6 of 13 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,192,005, all of which are held by the Funds, MPF
                    and MAG.  David F. Firestone is Managing Member
                    of MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,192,005, all of which are held by the Funds, MPF
                    and MAG.  David F. Firestone is Managing Member
                    of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,192,005
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------                                          ------------------
CUSIP No. 00037940U1                                          Page 7 of 13 Pages
--------------------                                          ------------------

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Global ePoint, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 339 S. Cheryl Lane, City of Industry, California 91789.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Island. MAG controls the investments of MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.03 per share (the "Common Stock").

      (e) The CUSIP number is 00037940U1.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                  SCHEDULE 13G

--------------------                                          ------------------
CUSIP No. 00037940U1                                          Page 8 of 13 Pages
--------------------                                          ------------------

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      The Funds, MPF and MAG each own warrants to purchase shares of Common Stock. The Funds and MPF each own shares of the Issuer's Series A Preferred Stock (the "Series A Stock") which is convertible into Common Stock. Each share of Series A Stock is convertible into the number of shares of Common Stock determined by dividing $100 by the Conversion Price at the time of conversion. The Conversion Price is defined as $4.55, provided, however, in the event that
(x) more than one hundred and twenty (120) days shall have elapsed after the date of filing of the Series A Stock Certificate of Designations, and (y) at the date of a conversion of some or all of the Series A Preferred Stock, the Market Price (defined as the volume weighted average price of the Common Stock for the five immediately preceding trading days) of the Common Stock is less than $4.76, then the conversion price applicable with respect to such conversion shall be adjusted to a price that equals eighty-five percent (85%) of the Market Price; provided, that, in no event shall such Conversion Price be less than $3.00 per share (the "Floor Price"); and provided further, that the Conversion Price for subsequent conversions shall be $4.55 except as may be adjusted in accordance with clauses (x) and (y) above, adjusted for stock splits and similar events. The documentation governing the terms of the warrants and the Series A Stock contains provisions prohibiting any exercise of the warrants or conversion of Series A Stock that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under
Section 13(d) of the Securities Exchange Act of 1934. As a result of these provisions, the Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of August 5, 2004, the Funds, MPF and MAG owned the following securities of the Issuer:

      Momentum Fund owned 12,925 shares of Series A Stock and warrants to purchase up to 62,040 shares of Common Stock.

                                  SCHEDULE 13G

--------------------                                         ------------------
CUSIP No. 00037940U1                                         Page 9 of 13 Pages
--------------------                                         ------------------

      Momentum Fund III owned 14,850 shares of Series A Stock and warrants to purchase up to 71,280 shares of Common Stock.

      MPF owned 27,225 shares of Series A Stock and warrants to purchase up to 130,680 shares of Common Stock.

      MAG owned warrants to purchase up to 66,000 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Momentum Fund III and MPF are, in each case, shared among either Momentum Fund, Momentum Fund III or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 10,848,454 shares of Common Stock outstanding as of August 5, 2004, which is the number reported by the Issuer as outstanding as of May 21, 2004 in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                 Shares Owned             Percentage
                                 ------------             ----------
         Momentum Fund                346,106               2.87%

         Momentum Fund III            397,654               3.30%

         MPF                          729,032               6.05%

         MAG                        1,192,005               9.99%

         David F. Firestone         1,192,005               9.99%

      The percentages of the outstanding Common Stock held by the Reporting Parties Fund set forth above and on the cover pages to this report were determined using a Conversion Price of $4.55 with respect to the Series A Stock.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

      Not Applicable.

                                  SCHEDULE 13G

--------------------                                         -------------------
CUSIP No. 00037940U1                                         Page 10 of 13 Pages
--------------------                                         -------------------

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

--------------------                                        -------------------
CUSIP No. 00037940U1                                        Page 11 of 13 Pages
--------------------                                        -------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2004              MERCATOR MOMENTUM FUND, L.P.

                                    By: MERCATOR ADVISORY GROUP, LLC,
                                        its general partner


                                    By:  /s/ David F. Firestone
                                       -----------------------------------------
                                       David F. Firestone, Managing Member


Dated: August 10, 2004              MERCATOR MOMENTUM FUND III, L.P.

                                    By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                    By:  /s/ David F. Firestone
                                       -----------------------------------------
                                       David F. Firestone, Managing Member

Dated: August 10, 2004              MONARCH POINTE FUND, LTD.


                                    By:  /s/ David F. Firestone
                                       -----------------------------------------

                                    Its:     President
                                         ---------------------------------------


Dated: August 10, 2004              MERCATOR ADVISORY GROUP, LLC


                                    By:  /s/ David F. Firestone
                                       -----------------------------------------
                                       David F. Firestone, Managing Member
Dated: August 10, 2004

                                     /s/ David F. Firestone
                                    --------------------------------------------
                                    David F. Firestone

                                  SCHEDULE 13G

--------------------                                        -------------------
CUSIP No. 00037940U1                                        Page 12 of 13 Pages
--------------------                                        -------------------

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

                                  SCHEDULE 13G

--------------------                                        -------------------
CUSIP No. 00037940U1                                        Page 13 of 13 Pages
--------------------                                        -------------------


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Global ePoint, Inc. beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated: August 10, 2004


MERCATOR MOMENTUM FUND, L.P.

By: MERCATOR ADVISORY GROUP, LLC, its general partner


By:  /s/ David F. Firestone
   ------------------------------------------
   David F. Firestone, Managing Member


MERCATOR MOMENTUM FUND III, LP

By: MERCATOR ADVISORY GROUP, LLC,
       its general partner


By:  /s/ David F. Firestone
   ------------------------------------------
   David F. Firestone, Managing Member


MONARCH POINTE FUND, LTD.


By:  /s/ David F. Firestone
   ------------------------------------------

Its:     President
    -----------------------------------------


MERCATOR ADVISORY GROUP, LLC


By:  /s/ David F. Firestone
   ------------------------------------------
   David F. Firestone, Managing Member


 /s/ David F. Firestone
---------------------------------------------
David F. Firestone